Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended March 31, 2015	Three months ended March 31, 2014
Income available to common stockholders	$1,644	$2,042

Weighted average common shares outstanding	8,400	8,340

Basic earnings per share	$0.20	$0.24

Income for diluted earnings per share	$1,644	$2,042

Total weighted average common shares and equivalents outstanding for diluted computation (1)	8,421	8,342

Diluted earnings per share	$0.20	$0.24

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(1) All related to outstanding stock options.